UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended June 30, 2019

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-35226

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Iroquois Federal Savings and Loan Association 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IF Bancorp, Inc.
201 East Cherry Street
Watseka, Illinois 60970

SUMMARY ANNUAL REPORT FOR
IROQUOIS FEDERAL SAVINGS AND LOAN ASSOCIATION 401(K) PLAN

This is a summary of the annual report for the Iroquois Federal Savings And Loan Association 40l(k) Plan (Employer Identification Number 37-0348365, Plan Number 002) for the plan year 07/01/2018 through 06/30/2019. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Plan expenses were $653,703. These expenses included $23,622 in administrative expenses and $630,081 in benefits paid to participants and beneficiaries, and $0 in other expenses. A total of 98 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $12,365,401 as of the end of the plan year, compared to $11,639,889 as of the beginning of the plan year. During the plan year the plan experienced a change in its net assets of $725,512. This change includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $1,379,215, including employer contributions of $572,447, employee contributions of $406,246, other contributions/other income of $16,461 and earnings from investments of $384,061.

Information Regarding Plan Assets

The U.S. Department of Labor's regulations require that an independent qualified public accountant audit the plan's financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning 07/01/2018 and therefore has not had an audit performed. Instead, the following information is provided to assist you in verifying that the assets reported on the Form 5500-SF were actually held by the plan.

At the end of the plan year, the plan had qualifying plan assets at the following institution(s):

Iroquois Federal – Certificate of Deposit $2,249,159.24

The plan receives year-end statements from these regulated financial institutions that confirm the above information.

The remainder of the plan's assets were held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually and loans to participants and other qualifying assets.

Plan participants and beneficiaries have a right, on request and free of charge, to get copies of the financial institution year-end statements. If you want to examine or get copies of the financial institution year-end statements, please contact IROQUOIS FEDERAL SAVINGS AND LOAN ASSOCIATION, the plan administrator, at P.O. BOX 190, WATSEKA, IL 60970-0190 and phone number, 815-432-2476.

If you are unable to obtain or examine copies of the regulated financial institution statements, you may contact the regional office of the U.S. Department of Labor's Employee Benefits Security Administration (EBSA) for assistance by calling toll-free 866-444-EBSA (3272). A listing of EBSA regional offices can be found at http://www.dol.gov/ebsa.

General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at http://www.dol.gov/ebsa under the heading "Frequently Asked Questions."

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. To obtain a copy of the full annual report, or any part thereof, write or call IROQUOIS FEDERAL SAVINGS AND LOAN ASSOCIATION, the plan administrator, at P.O. BOX 190, WATSEKA, IL 60970-0190 and phone number, 815-432-2476.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report.

You also have the legally protected right to examine the annual report at the main office of the plan: P.O. BOX 190, WATSEKA, IL 60970-0190, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

Paperwork Reduction Act Statement

According to the Paperwork Reduction Act of 1995 (Pub. L. I 04-13) (PRA), no persons are required to respond to a collection of information unless such collection displays a valid Office of Management and Budget (OMB) control number. The Department notes that a Federal agency cannot conduct or sponsor a collection of information unless it is approved by OMB under the PRA, and displays a currently valid OMB control number, and the public is not required to respond to a collection of information unless it displays a currently valid OMB Control number. See44 U.S.C. 3507. Also, notwithstanding any other provisions of law, no person shall be subject to penalty for failing to comply with a collection of information if the collection of information does not display a currently valid 0MB control number. See 44 U.S.C. 3512.

The public reporting burden for this collection of information is estimated to average less than one minute per notice (approximately 3 hours and 11 minutes per plan). Interested parties are encouraged to send comments regarding the burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the U.S. Department of Labor, Office of the Chief Information Officer, Attention: Departmental Clearance Officer, 200 Constitution Avenue, N.W., Room N-1301, Washington, DC 20210 or email DOL_PRA_PUBLIC@dol.gov and reference the 0MB Control Number 1210-0040.

OMB Control Number 1210-0040 (expires 06/30/2022)

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IROQUOIS FEDERAL SAVINGS AND LOAN ASSOCIATION 401(k) PLAN

Date: December 17, 2019	By:	/s/ Walter H. Hasselbring III
Walter H. Hasselbring III
President and Chief Executive Officer